Exhibit 99.1

To:          Employees with Equity Grants

From       Rob Ashe

We realize that employees that are holding Canadian dollar equity grants are concerned with the value of their vested equity given the current volatility of the Canadian dollar relative to the US dollar.  In order to alleviate these concerns and to ensure that employees remain focused and motivated on delivering value to our customers as we move through the acquisition phase, IBM has agreed to allow Cognos to institute a transition retention cash bonus program.  Under the program, cash bonuses to neutralize the effect of exchange rate fluctuations may be paid immediately prior to the closing of the acquisition of Cognos by IBM to those Cognos employees which meet the eligibility requirements described below.

Employees holding Canadian dollar denominated options or RSUs immediately prior to the closing which are to be cashed out under the terms of the plan of arrangement will be eligible for this program.  For each eligible employee, the bonus payment will be an amount (if positive) equal to:

(x)           Cdn. $55.91(1) minus the Canadian dollar equivalent of US$58.00 (translated to Canadian dollars using the Noon Rate) on the business day prior to the closing date; multiplied by

(y)         the number of Canadian dollar denominated vested options plus the number of Canadian dollar denominated vested RSUs, in each case, which are to be cashed out under the terms of the plan of arrangement; plus

(z)           in the case of vested options, such amount as is necessary to compensate for the amount of tax preference that would have been otherwise received by such eligible employee had the payment been treated as an eligible stock option benefit.

(1) Cdn. $55.91 is US$58.00 translated to Canadian dollars using the noon buying rate that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies (the “Noon Rate”) on November 13, 2007 (which was $1.0375USD = $1.0000 Cdn)

This in effect will give employees holding Canadian dollar vested equity grants at the time of closing protection from deterioration of equity values from November 13, 2007 to the closing date as a result of exchange rate volatility.  If the Canadian dollar declines against the US dollar between November 13, 2007 and the closing date, no additional payments will be made.

Allowing Cognos to pay these bonuses and protect the equity value for employees holding Canadian dollar options and RSUs is another indication of IBM’s commitment to Cognos employees.

If you have any questions, please contact myself or Tom Manley.

Regards,

/s/ Rob Ashe
Rob Ashe

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.